UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 6, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 6, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Teck Resources Limited
Suite 3300
550 Burrard Street
Vancouver, BC
V6C 0B3

Item 2:	Date of Material Change

June 29, 2011

Item 3:	News Release

Press releases were issued by Teck Resources Limited (“Teck”) on June 29, 2011 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4:	Summary of Material Change

On June 29, 2011, Teck announced that it had commenced an offering of senior unsecured notes.  On June 29, 2011 Teck announced the final size and pricing of the offering and pricing of the senior unsecured notes.

Item 5:	Full Description of Material Change

On June 29, 2011, Teck announced that it had commenced an offering of senior unsecured notes.  On June 29, 2011 Teck announced the final size and pricing of the offering and pricing of the senior unsecured notes.  The offering closed on July 5, 2011.

Pursuant to the offering, Teck issued US$2.0 billion in aggregate principal amount of notes, consisting of US$300 million aggregate principal amount of 3.15% notes due 2017, US$700 million aggregate principal amount of 4.75% notes due 2022 and US$1.0 billion aggregate principal amount of 6.25% notes due 2041. The notes are unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck.

The new senior unsecured notes were offered via an underwritten public offering in the United States pursuant to an effective shelf registration statement on Form F-9 filed with the U.S. Securities and Exchange Commission and in Canada on a private placement basis.

Teck received aggregate net proceeds of approximately US$1.98 billion from the offering, after deducting underwriting fees and estimated offering expenses.  Teck intends to use the net proceeds from the offering for general corporate purposes, which may include anticipated capital spending for project development in its coal, copper and energy businesses and the repayment of debt.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and RBC Capital Markets, LLC acted as joint book-running managers for the offering.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial and Legal Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

Item 9.	Date of Report

July 6, 2011.

DATED at Vancouver, British Columbia, this 6th day of July, 2011.

TECK RESOURCES LIMITED

By:	“Karen L. Dunfee”
Karen L. Dunfee Corporate Secretary